A member firm of Ernst & Young Global Limited Ernst & Young LLP The Edgeworth Building Suite 201 2100 East Cary Street Richmond, VA 23223 Tel: +1 804 344 6000 Fax: +1 804 344 4514 ey.com February 21, 2025 Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549 Commissioners: We have read Item 4.01 of Form 8-K dated February 21, 2025, of Luna Innovations Incorporated (the “Company”) and agree with the statements contained in the first, third, fourth, and sixth paragraphs. We also agree with the following portions of the bullet points under the fifth paragraph:  the first and third sentences of the first bullet point,  the second bullet point,  the first sentence of the third bullet point, and  the fifth bullet point. We generally agree with the fourth bullet point under the fifth paragraph, except:  We believe it omits that EY communicated our concerns on multiple occasions, and that the Company’s final communication did not properly address those concerns.  We have no basis to agree or disagree with the discussion of policies, procedures and internal controls in the second sentence, nor with the seventh and eighth sentences. We have no basis to agree or disagree with other statements of the Company in Item 4.01, including those in the second paragraph, the second sentence of the first bullet point under the fifth paragraph, and the second sentence of the third bullet point under the fifth paragraph. /s/ Ernst & Young LLP